UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 000-24149

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: June 30, 2006
☐  Transition Report on Form 10-K and Form 10-KSB
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form N-SAR
☐  Transition Report on Form 10-Q and Form 10-QSB
For the Transition Period Ended: _____________________
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A
Part I. Registrant Information
Full name of registrant: CIB Marine Bancshares, Inc.
Former name if applicable: Central Illinois Bancorp Inc. (until 1999-08-27)

Address of principal executive office:	N27 W24025 Paul Court Pewaukee, Wisconsin 53072
Part II. Rule 12b-25(b) and (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
Part III. Narrative
     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     As a result of regular examinations of certain of its subsidiary banks by state and federal banking regulators in 2003, the registrant engaged in an extensive review of the adequacy of its allowance for loan losses, certain credit quality issues, and related matters. This review resulted in a substantial delay in the completion of the audit of the financial statements and the filing of the registrant’s Form 10-K for the periods ended December 31, 2003, 2004, and 2005. The Form 10-K for the period ended December 31, 2003 was filed on October 31, 2005. The audits of the financial statements and filing of the Form 10-K for the periods ended December 31, 2004 and 2005 have not yet been completed. Accordingly, the registrant is unable to file until it completes the audit of its financial statements for the years ended December 31, 2004 and 2005, and files all reports which are due and have not yet been filed with the Commission.
Part IV. Other Information
     (1) Name and telephone number of person to contact in regard to this notification.

Steven T. Klitzing	(262)	695-6010

(Name)	(Area Code)	(Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☐  Yes       ☒  No

     As of the date hereof, the registrant has not filed its quarterly report for the quarters ended September 30, 2003, March 31, 2004, June 30, 2004 and September 30, 2004, its annual report for its fiscal year ended December 31, 2004, its quarterly report for the quarters ended March 31, 2005, June 30, 2005, and September 30, 2005, its annual report for its fiscal year ended December 31, 2005, and its quarterly report for the quarter ended March 31, 2006. Forms 12b-25 with respect to such reports were filed on November 14, 2003 (and subsequently amended on November 17, 2003), May 10, 2004, August 9, 2004, November 9, 2004, March 16, 2005, May 10, 2005, August 10, 2005, November 9, 2005, March 31, 2006, and July 5, 2006, respectively.
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒  Yes       ☐   No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     The registrant has not yet filed its Quarterly Report on Form 10-Q for the corresponding period in 2005. Accordingly, the registrant cannot make a reasonable estimate of the change in results of operations at this time as the results of operations for both of these periods are still under review. The registrant anticipates that there will be a significant decrease in cash and due from banks, fed funds sold, securities, loans, assets of companies held for sale, total assets, deposits and stockholders’ equity, and an increase in short-term borrowings as a result of the registrant’s liquidity and asset management strategies. The registrant also expects a significant decrease in net interest income, salaries and benefits expense, equipment and occupancy expense, and FDIC insurance premiums, and an increase in gain on sale of assets (as a result of the sale of two branch facilities) and professional services expense.
CIB Marine Bancshares, Inc.
(Name of registrant as specified in charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 14, 2006	By	/s/ Steven T. Klitzing
Senior Vice President and CFO